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Shareholder Letters

Letter to OPRT Stockholders
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases

Findell Capital Management Spotlights Why Ginny Lee Should Not be Appointed Oportun's Next Lead Independent Director
JUNE 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size
MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox
MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change
MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation
DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures
MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors
MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings

Definitive Proxy Statement
MAY 29, 2025 / SEC
LEGAL FILINGS

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